

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 27, 2007

via U.S. mail and facsimile

James S. Nicholson
Vice President, Treasurer and
  Chief Financial Officer
Tecumseh Products Company
100 East Patterson Street
Tecumseh, Michigan 49286

> **Re:**   **Tecumseh Products Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 10, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007 and June 30,**
> **2007**
> **File No. 0-452**

Dear Mr. Nicholson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief